                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                            Form 20-F X   Form 40-F
                                     ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes            No X
                                     ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    PIONEER CORPORATION
                                    -------------------
                                    (Registrant)

Date: October 31, 2003
                                By  /s/ Kaneo Ito
                                    --------------------------------
                                    Kaneo Ito
                                    President and Representative Director


This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated October 30, 2003, concerning its consolidated second-quarter and semiannual business results, and parent-only semiannual results, for the period ended September 30, 2003.

                                                           FOR IMMEDIATE RELEASE
                                                                OCTOBER 30, 2003

     PIONEER ANNOUNCES SECOND-QUARTER AND SEMIANNUAL RESULTS FOR FISCAL 2004

TOKYO -- Pioneer Corporation today announced its consolidated second-quarter and semiannual business results, and parent-only semiannual results, for the period ended September 30, 2003.

CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                          (In millions of yen except per share information)
                                                          Second quarter ended              Six months ended
                                                              September 30                     September 30
                                                    ----------------------------     -----------------------------
                                                                            % to                              % to
                                                                           prior                             prior
                                                      2003        2002      year       2003         2002      year
                                                    -------     -------    -----     -------      -------    -----

Operating revenue                                   168,012     159,083    105.6     321,090      319,511    100.5
Operating income                                      9,866       5,551    177.7      17,591       13,175    133.5
Income from continuing operations
  before income taxes                                 9,176       5,661    162.1      16,592       11,555    143.6
Income from continuing operations                     4,790       2,962    161.7       7,835        6,304    124.3
Net income                                            9,536       2,970    321.1      12,475        5,664    220.3

Basic earnings per share (in yen):
  Income from continuing
    operations                                        27.30       16.52                44.66        35.09
  Income (loss) from discontinued
    operations, net of taxes                          27.06        0.05                26.45        (3.56)
  Net income                                          54.36       16.57                71.11        31.53

Diluted earnings per share (in yen):
  Income from continuing
    operations                                        27.29       16.52                44.65        35.09
  Income (loss) from discontinued
    operations, net of taxes                          27.05        0.05                26.44        (3.56)
  Net income                                          54.34       16.57                71.09        31.53

Notes:

     1. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

     2. As a result of the sale of subsidiaries in audio/video software business in the second quarter of the fiscal 2004, the gain on such sale, as well as the business results of discontinued operations, are presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

CONSOLIDATED BUSINESS RESULTS

The second quarter of fiscal 2004, ended September 30, 2003, resulted in operating revenue at 168,012 million yen (US$1,513.6 million), a 5.6% increase from the corresponding period in the previous year. Operating income was 9,866 million yen (US$88.9 million), a 77.7% increase, and net income increased more than threefold to 9,536 million yen (US$85.9 million). The average value of the yen was up 1.4% against the U.S. dollar and down 11.3% against the euro from the corresponding period in the previous year.

HOME ELECTRONICS sales decreased 17.8% to 42,160 million yen (US$379.8 million) from the corresponding period last year. In Japan, sales were almost the same as in the corresponding period last year at 14,104 million yen (US$127.1 million) primarily due to significant sales increase of DVD recorders, and despite decreased sales of plasma displays for home use and DVD players. Overseas, sales decreased 24.6% to 28,056 million yen (US$252.8 million), mainly due to a decrease in sales of DVD players worldwide; digital cable-TV set-top boxes and audio products in North America; and digital broadcast set-top boxes and home-use plasma displays in Europe, despite the increase in sales of plasma displays for home use in North America.

CAR ELECTRONICS sales decreased 2.1% to 67,102 million yen (US$604.5 million) from the corresponding period last year. In Japan, sales rose 4.4% to 25,766 million yen (US$232.1 million) due to an increase in sales of car audio products to automobile manufacturers. Overseas, sales decreased 5.7% to 41,336 million yen (US$372.4 million) primarily due to a decrease in sales in North America of car audio products to consumer markets and automobile manufacturers, despite the increase in sales of car audio products to consumer markets in Asia, particularly China.

Royalty revenue from PATENT LICENSING increased 70.4% to 4,986 million yen (US$44.9 million) from the corresponding period last year, due to a revenue from a renewed contract with a licensee, and despite the expiration of the Company's optical disc-related patents in certain regions.

OTHERS sales increased by 48.0% to 53,764 million yen (US$484.4 million) from the corresponding period last year. In Japan, sales increased 3.4% to 17,739 million yen (US$159.8 million), reflecting increased sales of cellular phone-related devices such as organic electroluminescent (OEL) display panels, as well as factory automation systems, despite the decrease in sales of commercial karaoke products as a result of the sale of the Company's karaoke business subsidiaries. Overseas sales increased 87.9% to 36,025 million yen (US$324.5 million), due to a large increase in sales of recordable DVD drives for personal computer (PC) use, as well as increased sales of plasma displays for business use in Europe and optical disc-manufacturing systems in Asia.

Operating income increased 77.7% from the corresponding period of the previous year to 9,866 million yen (US$88.9 million). This mainly reflected increased sales and improved gross profit margin, as well as increased profit from the patent licensing segment. Net income increased to 9,536 million yen (US$85.9 million) from 2,970 million yen posted in the corresponding period of last year. In addition to an increase in operating income, net income increased as a result of a decrease in equity in losses of affiliated companies and income from discontinued operations recorded in connection with the sale of subsidiaries in audio/video software business.

     Basic net income per share of common stock was 54.36 yen (US$0.49), compared with 16.57 yen for the corresponding period in the previous year. Diluted net income per share of common stock was 54.34 yen (US$0.49), compared with 16.57 yen for the corresponding period in the previous year.

Semiannual results - Consolidated operating revenue for the six-month period ended September 30, 2003, was 321,090 million yen (US$2,892.7 million), almost the same as in the corresponding period last year. Net income for the period increased to 12,475 million yen (US$112.4 million) from 5,664 million yen for the corresponding period last year.

     Basic net income per share of common stock was 71.11 yen (US$0.64), compared with 31.53 yen for the corresponding period in the previous year. Diluted net income per share of common stock was 71.09 yen (US$0.64), compared with 31.53 yen for the corresponding period in the previous year.

CASH FLOWS

Net cash provided by operating activities was 16,875 million yen (US$152.0 million), a decrease of 3,236 million yen from 20,111 million yen in the corresponding period of the previous year. The decrease is mainly attributable to increases in operating capital requirement, which resulted from increases in inventories and accounts receivable. Net cash used in investing activities was 13,929 million yen (US$125.5 million), an increase of 3,866 million yen compared with 10,063 million yen used in the corresponding period last year, mainly due to increased capital expenditures.

DIVIDEND POLICY AND INTERIM DIVIDEND

The Company's policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results and other factors.

     In line with the Company's policy, the Board of Directors has determined an interim dividend of 12.5 yen (US$0.11) per share of common stock, a 5.0 yen increase over that of the previous year, for shareholders of record as of September 30, 2003 (Japan time).

ADDRESSING CURRENT CHALLENGES

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, intensifying price competition in our major product categories, and the yen's appreciation against the U.S. dollar. Thus, the Company is concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan. For example, we are currently converting production lines of optical discs to plasma displays, and we sold to a third party two of our audio/video software business subsidiaries in Japan and the United States. We will continue our efforts to raise profits and improve management efficiency through our "select and focus" policy.

In our plasma display business, we are working to build a more efficient production system to meet fast-growing demand. Pioneer Display Products Corporation, our subsidiary dedicated to plasma display production, is expanding its capacity to more than 500,000 units per year by spring 2005. We also continue to differentiate our products from those of our competitors by developing new display panels with higher picture quality and energy efficiency, while further lowering production costs.

     In our DVD business, demand for recordable DVD drives for PCs is rising sharply. To expand this business, Pioneer is strengthening its production capacity in China. DVD recorders for home use, especially those offering the added value of hard disk drives (HDD), have been well received in the market, and we are expanding this line. With these products, Pioneer aims to bolster sales both in PC and home audio/video markets.

     In our car electronics business, we continue striving to strengthen our market leadership. In the car navigation system field, our HDD models with advanced functions, and affordable, easy-to-operate DVD models enjoy excellent reputations. In the car audio business, Pioneer plans to fortify its already strong market position with such new products and innovations as car CD players with OEL displays, to satisfy diversifying consumer demand.

We continue our efforts to minimize operating costs and expenses worldwide. To improve manufacturing efficiency, we are expanding production in China. Also, we are implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. To optimize efficiency of inventory control worldwide, departments within the group have been applying supply chain management since April 2003. We believe that such initiatives help Pioneer improve cash flows and profitability.

BUSINESS FORECASTS FOR FISCAL 2004

Assuming that the yen-U.S. dollar and the yen-euro exchange rates average 110 yen and 125 yen, respectively, until the end of fiscal 2004, ending March 31, 2004, we have revised our consolidated business forecasts for fiscal 2004, from those announced in April 2003, as follows:

                                                                                                          (In yen)
                                     Revised projections          Previous projections                Results
                                       for fiscal 2004               for fiscal 2004              for fiscal 2003
                                     -------------------          --------------------            ----------------
Operating revenue                        730,000 million              760,000 million              679,784 million
Operating income                          44,000 million               41,000 million               31,090 million
Income before
  income taxes                            41,000 million               37,000 million               28,383 million
Net income                                25,000 million               20,000 million               16,078 million
Net income per share                      142.50                       114.00                        90.24
                                     ===================          ====================            ================


Note: As a result of the sale of the audio/video software business subsidiaries in the second quarter of the fiscal 2004, presentation for fiscal 2003 has been reclassified.

Pioneer has revised its operating revenue figure downward from its initial forecast in April this year, due to the sale of audio/video software business subsidiaries. Otherwise, sales of the Company's main lines of products such as plasma displays and car navigation systems are currently fairly good; sales of DVD recorders and recordable DVD drives and the revenue from PATENT LICENSING have surpassed initial forecasts; all of this is expected to compensate for the decrease in revenue caused by the yen's appreciation against the U.S. dollar.

     As for operating income, Pioneer made an upward revision, because the Company expects strong sales from CAR ELECTRONICS business and increased profits from OTHERS business, particularly in recordable DVD drives, as well as those from PATENT LICENSING, despite the impact of the yen's appreciation.

     Net income for fiscal year 2004 shall increase, reflecting the above-mentioned increase in operating income, and income from discontinued operations recorded in connection with the sale of audio/video software subsidiaries, which was not included in the initial forecast in April 2003.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

CORPORATE POLICY

It is our corporate policy to make customer satisfaction our highest priority. We strive to develop and provide advanced, high-quality, value-added electronics products that deliver satisfaction, comfort and convenience. This keeps us faithful to Pioneer group's philosophy to "Move the Heart and Touch the Soul."

In accordance with these values, we aim to achieve the following medium-term objectives.

Business targets:

     o    No.1 in DVD worldwide

     o Establishing a business foundation for plasma displays and OEL displays

     o    From stand-alone to network

     o    Towards the key-device, key-technology business

Financial targets for fiscal year ending March 2006:

     o    1.2 trillion yen of consolidated operating revenue

     o    ROE (Return on Equity) in excess of 10%

Today, DVD-related products and plasma displays have grown to become our core businesses. To realize these goals, we will continue implementing a range of measures in every field of our business.

CORPORATE GOVERNANCE

I. Basic Principles

In order to clarify management responsibilities, speed up business operation, improve transparency of decision-making and strengthen legal and regulatory compliance, Pioneer introduced an "Internal Companies System" in 1997, a "Corporate Executive Officer System" in 1999 and "Management Committee Meeting" and "Rules of the Pioneer Group" in 2002. Also, in 2001, we adopted the "Pioneer Group Charter for Corporate Operations" and "Code of Conduct for Business Practices." Through these new rules, Pioneer has been establishing a set of shared values for all group companies and employees; promoting and enforcing high ethical standards; and strengthening its role as a trusted and respected company in every aspect of its activities.

     Under the Commercial Code of Japan, the Board of Directors is a decision-making and supervisory body, Representative Directors are responsible for business operations, and the Board of Corporate Auditors is an auditing organ of corporate accounting and the directors' performance regarding corporate affairs. In addition, we believe that the "Management Committee Meeting" and "Corporate Executive Officer System" have strengthened implementation of Pioneer's decision-making and business operation functions, respectively.

     Therefore, Pioneer's corporate governance is comprised of the "Corporate Auditors System," which ensures compliance by Pioneer with all its applicable laws and regulations, and the "Internal Companies System" along with the "Corporate Executive Officer System," which ensure swift and effective business operations. Also, at the "Management Committee Meeting," most important business issues are decided through thorough discussion, while the "Board of Directors" focuses on its performance of its supervisory functions. Our management believes that this current corporate governance system is efficient and functioning effectively.

II. Governance in Effect

o    We have adopted the "Corporate Auditors System."

o For fiscal 2004, we have 13 directors on the board including one independent director and five corporate auditors including three independent auditors. None of our independent directors or corporate auditors are, or have been, employed by Pioneer or its subsidiaries, nor do they have any personal, capital, business or other particular interests in Pioneer or its subsidiaries, or with their respective directors or corporate auditors. Two of the three independent corporate auditors joined in June 2003, and are expected to apply their respective expertise in finance and law to guide management.

     Independent director:           Mr. Tatsuhiro Ishikawa
                                      (Attorney-at-Law and Professor at
                                      Asia University)
     Independent corporate auditors: Mr. Terumichi Tsuchida
                                      (Advisor of Meiji Life Insurance Company)
                                     Mr. Isao Moriya
                                      (Certified Public Accountant)
                                     Mr. Keiichi Nishikido
                                      (Attorney-at-Law)

o We consult with outside legal counsel in Japan and the United States regarding legal compliance of our management decisions and information disclosures. We also request independent certified public accountants to audit or review our financial statements to ascertain fairness of our financial reporting in conformity with generally accepted accounting principles.

o In July 2003, we shortened the term of office of directors from two years to one year, which gives shareholders more frequent opportunities to review and appoint directors, so that we can focus on directors' responsibilities and respond to the changing business environment promptly.

o Pioneer is listed on the New York Stock Exchange, and as a result, it is subject to various U.S. laws and regulations, including the Sarbanes Oxley Act of 2002. Pioneer is constantly improving its corporate governance system, including for example, establishment in 2003 of the "Disclosure Committee" to ensure complete and timely disclosure of company information.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

                                   # # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of 111 yen=US$1.00, the approximate rate prevailing on September 30, 2003.

Attached are I. consolidated financial statements for the second quarter and the six months ended September 30, 2003, and II. financial statements of the parent company for the six months ended September 30, 2003.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

                                            Pioneer Corporation and Subsidiaries

I.   CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION
     FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2003

(1)  OPERATING REVENUE BY SEGMENT

                                                         (In millions of yen)

                                      Second quarter ended September 30
                               ----------------------------------------------
                                       2003               2002
                               -----------------  -----------------     % to
                                            % to              % to      prior
                                Amount     Total   Amount     Total     year
                               -------     -----  -------     -----     -----
   Domestic.................... 14,104      8.4    14,062       8.8     100.3
   Overseas.................... 28,056     16.7    37,226      23.4      75.4
                               -------     ----   -------     -----     -----
Home Electronics............... 42,160     25.1    51,288      32.2      82.2
                               -------     ----   -------     -----     -----
   Domestic.................... 25,766     15.3    24,682      15.5     104.4
   Overseas.................... 41,336     24.6    43,848      27.6      94.3
                               -------     ----   -------     -----     -----
Car Electronics................ 67,102     39.9    68,530      43.1      97.9
                               -------     ----   -------     -----     -----
   Domestic....................     --       --        --        --        --
   Overseas....................  4,986      3.0     2,926       1.8     170.4
                               -------     ----   -------     -----     -----
Patent Licensing...............  4,986      3.0     2,926       1.8     170.4
                               -------     ----   -------     -----     -----
   Domestic.................... 17,739     10.6    17,162      10.8     103.4
   Overseas.................... 36,025     21.4    19,177      12.1     187.9
                               -------     ----   -------     -----     -----
Others......................... 53,764     32.0    36,339      22.9     148.0
                               -------     ----   -------     -----     -----
   Domestic.................... 57,609     34.3    55,906      35.1     103.0
   Overseas....................110,403     65.7   103,177      64.9     107.0
                               -------    -----   -------     -----     -----
Total..........................168,012    100.0   159,083     100.0     105.6
                               =======    =====   =======     =====     =====



                                                          (In millions of yen)

                                        Six months ended September 30
                               ----------------------------------------------
                                       2003               2002
                               -----------------  -----------------     % to
                                            % to              % to      prior
                                Amount     Total   Amount     Total     year
                               -------     -----  -------     -----     -----
   Domestic.................... 27,025      8.4    29,472       9.2      91.7
   Overseas.................... 53,124     16.6    67,303      21.1      78.9
                               -------    -----   -------     -----     -----
Home Electronics............... 80,149     25.0    96,775      30.3      82.8
                               -------    -----   -------     -----     -----
   Domestic.................... 57,110     17.8    52,785      16.5     108.2
   Overseas.................... 84,730     26.4    91,977      28.8      92.1
                               -------    -----   -------     -----     -----
Car Electronics................141,840     44.2   144,762      45.3      98.0
                               -------    -----   -------     -----     -----
   Domestic....................     --       --        --        --        --
   Overseas....................  8,404      2.6     6,044       1.9     139.0
                               -------    -----   -------     -----     -----
Patent Licensing...............  8,404      2.6     6,044       1.9     139.0
                               -------    -----   -------     -----     -----
   Domestic.................... 34,263     10.7    35,785      11.2      95.7
   Overseas.................... 56,434     17.5    36,145      11.3     156.1
                               -------    -----   -------     -----     -----
Others......................... 90,697     28.2    71,930      22.5     126.1
                               -------    -----   -------     -----     -----
   Domestic....................118,398     36.9   118,042      36.9     100.3
   Overseas....................202,692     63.1   201,469      63.1     100.6
                               -------    -----   -------     -----     -----
Total..........................321,090    100.0   319,511     100.0     100.5
                               =======    =====   =======     =====     =====

                                            Pioneer Corporation and Subsidiaries



(2)  CONSOLIDATED STATEMENTS OF INCOME


                                                                     (In millions of yen)

                                               Second quarter ended      Six months ended
                                                   September 30           September 30
                                               -------------------     -------------------
                                                 2003        2002       2003        2002
                                               -------     -------     -------     -------
Operating revenue:
   Net sales...................................163,026     156,157     312,686     313,467
   Royalty revenue.............................  4,986       2,926       8,404       6,044
                                               -------     -------     -------     -------
                                               168,012     159,083     321,090     319,511
                                               -------     -------     -------     -------
Operating costs and expenses:
   Cost of sales...............................115,799     112,506     220,052     222,028
   Selling, general and administrative......... 42,347      41,026      83,447      84,308
                                               -------     -------     -------     -------
                                               158,146     153,532     303,499     306,336
                                               -------     -------     -------     -------
Operating income...............................  9,866       5,551      17,591      13,175
Other income (expenses):
   Interest income.............................    319         481         730         986
   Foreign exchange gain (loss)................   (489)        391      (1,005)     (1,459)
   Interest expense............................   (746)       (815)     (1,186)     (1,338)
   Others, net.................................    226          53         462         191
                                               -------     -------     -------     -------
                                                  (690)        110        (999)     (1,620)
                                               -------     -------     -------     -------
Income from continuing operations
  before income taxes..........................  9,176       5,661      16,592      11,555
Income taxes...................................  3,820       1,426       6,828       3,360
Minority interest in income of subsidiaries....   (282)         90        (168)        867
Equity in losses of affiliated companies.......   (284)     (1,363)     (1,761)     (2,758)
                                               -------     -------     -------     -------
Income from continuing operations..............  4,790       2,962       7,835       6,304
Income (loss) from discontinued
  operations, net of taxes.....................  4,746           8       4,640        (640)
                                               -------     -------     -------     -------
Net income                                       9,536       2,970      12,475       5,664
                                               =======     =======     =======     =======

                                            Pioneer Corporation and Subsidiaries

(3)  CONSOLIDATED BALANCE SHEETS


                                                                         (In millions of yen)

                                                                  September 30
                                                              -------------------    March 31
                                                                2003         2002       2003
                                                              -------     -------     -------
ASSETS
Current assets:
      Cash and cash equivalents...............................137,936     140,412     142,480
      Available-for-sale securities...........................     --           7          --
      Trade receivables, less allowance.......................102,912     105,610     113,868
      Inventories.............................................110,316     106,801      93,620
      Others.................................................. 65,763      60,936      66,014
                                                              -------     -------     -------
              Total current assets............................416,927     413,766     415,982
Investments and long-term receivables......................... 28,360      30,269      25,871
Property, plant and equipment, less depreciation..............154,319     149,870     145,699
Intangible assets............................................. 17,403      14,023      15,619
Other assets.................................................. 42,817      33,673      43,858
                                                              -------     -------     -------
                                                              659,826     641,601     647,029
                                                              =======     =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Short-term borrowings and current portion
         of long-term debt.................................... 35,594      45,500      30,867
      Trade payables.......................................... 78,526      70,060      67,173
      Others..................................................108,607      90,776     108,490
                                                              -------     -------     -------
              Total current liabilities.......................222,727     206,336     206,530
Long-term debt................................................ 28,528      35,112      32,196
Other long-term liabilities................................... 71,944      48,567      71,631
Minority interests............................................ 17,728      18,079      18,279
Shareholders' equity:
      Common stock............................................ 49,049      49,049      49,049
      Capital surplus......................................... 82,294      82,060      82,159
      Retained earnings.......................................263,548     245,018     253,266
      Accumulated other comprehensive income (loss)...........(65,535)    (39,101)    (55,629)
      Treasury stock..........................................(10,457)     (3,519)    (10,452)
                                                              -------     -------     -------
              Total shareholders' equity......................318,899     333,507     318,393
                                                              -------     -------     -------
                                                              659,826     641,601     647,029
                                                              =======     =======     =======

Breakdown of accumulated other comprehensive income (loss)
      Minimum pension liability adjustments...................(31,578)    (20,015)    (32,675)
      Net unrealized holding gain on securities...............  5,715       4,677       3,348
      Cumulative foreign currency translation adjustments.....(39,672)    (23,763)    (26,302)
                                                              -------     -------     -------
      Total accumulated other comprehensive income (loss).....(65,535)    (39,101)    (55,629)
                                                              =======     =======     =======

                                            Pioneer Corporation and Subsidiaries

(4)  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          (In millions of yen)
                                                                      Accumulated
                                                                        Other                           Total
                                    Common      Capital    Retained   Comprehensive    Treasury      Shareholders'
                                    Stock       Surplus    Earnings   Income (Loss)     Stock          Equity
                                    ------      -------    --------   -------------    --------      -------------
Balance at March 31, 2002           49,049       82,010     240,692         (24,736)        (12)           347,003
Net income                                                   16,078                                         16,078
Other comprehensive
     income (loss)                                                          (30,893)                       (30,893)
Value ascribed to stock options                     149                                                        149
Cash dividends                                               (3,092)                                        (3,092)
     (17.50 yen per share)
Purchase and sales
     of treasury stock, net                                    (412)                    (10,440)           (10,852)
                                    ------      -------    --------   -------------    --------      -------------
Balance at March 31, 2003           49,049       82,159     253,266         (55,629)    (10,452)           318,393
                                    ======      =======    ========   =============    ========      =============
Net income                                                   12,475                                         12,475
Other comprehensive
     income (loss)                                                           (9,906)                        (9,906)
Value ascribed to stock options                     135                                                        135
Cash dividends                                               (2,193)                                        (2,193)
     (12.50 yen per share)
Purchase of treasury stock                                                                   (5)                (5)
                                    ------      -------    --------   -------------    --------      -------------
Balance at September 30, 2003       49,049       82,294     263,548         (65,535)    (10,457)           318,899
                                    ======      =======    ========   =============    ========      =============

(5)  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    (In millions of yen)

                                                                 Second quarter         Six months
                                                                     ended                 ended
                                                                  September 30          September 30
                                                             -------------------     -------------------
                                                               2003        2002        2003       2002
                                                             -------     -------     -------     -------
I. Operating activities:
    Net income...............................................  9,536       2,970      12,475       5,664
    (Income) loss from discontinued
      operations, net of taxes............................... (4,746)         (8)     (4,640)        640
    Depreciation and amortization............................  9,850       8,382      18,891      16,781
    (Increase) decrease in trade receivables................. (8,021)      6,276       1,022      14,893
    Increase in inventories.................................. (6,104)       (677)    (21,013)    (12,474)
    Increase (decrease) in trade payables....................  6,041      (1,443)     15,209      14,452
    Increase in other accrued liabilities.................... 10,917       7,621       4,632       3,623
    Other....................................................   (598)     (3,010)     (3,355)     (1,444)
                                                             -------     -------     -------     -------
      Net cash provided by operating activities.............. 16,875      20,111      23,221      42,135
                                                             -------     -------     -------     -------
II. Investing activities:
    Payment for purchase of fixed assets.....................(17,238)    (11,981)    (28,239)    (20,375)
    Other....................................................  3,309       1,918       3,631       4,948
                                                             -------     -------     -------     -------
      Net cash used in investing activities..................(13,929)    (10,063)    (24,608)    (15,427)
                                                             -------     -------     -------     -------
III. Financing activities:
    Increase (decrease) in short-term borrowings
      and long-term debt.....................................  3,976      10,007       4,610      (3,205)
    Dividends paid...........................................     --        (156)     (1,754)     (1,350)
    Purchase of treasury stock...............................     (5)     (3,503)         (5)     (3,507)
    Other....................................................      3          20        (186)       (171)
                                                             -------     -------     -------     -------
      Net cash provided by (used in) financing activities....  3,974       6,368       2,665      (8,233)
                                                             -------     -------     -------     -------
Effect of exchange rate changes on cash and cash equivalents. (5,784)      1,450      (5,822)     (5,176)
                                                             -------     -------     -------     -------
Net increase (decrease) in cash and cash equivalents.........  1,136      17,866      (4,544)     13,299
Cash and cash equivalents at beginning of period.............136,800     122,546     142,480     127,113
                                                             -------     -------     -------     -------
Cash and cash equivalents at end of period...................137,936     140,412     137,936     140,412
                                                             =======     =======     =======     =======

                                                             -------     -------     -------     -------
I + II Free cash flow........................................  2,946      10,048      (1,387)     26,708
                                                             -------     -------     -------     -------

                                            Pioneer Corporation and Subsidiaries

(6)  SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

(Business Segments)

                                                                                (In millions of yen)
                                 Second quarter ended September 30
                            ----------------------------------------------
                                    2003                    2002                % to prior year
                            ----------------------  ----------------------   ------------------------
                            Operating    Operating  Operating    Operating   Operating      Operating
                             Revenue      Income     Revenue      Income      Revenue        Income
                            ---------    ---------  ---------    ---------   ---------      ---------
Home Electronics............  42,200      (3,516)     51,640      (2,027)       81.7%            --%
Car Electronics.............  67,407       6,205      68,740       8,813        98.1           70.4
Patent Licensing............   5,520       4,930       3,698       2,588       149.3          190.5
Others......................  63,030       5,161      45,906        (146)      137.3             --
                             -------      ------     -------       -----       -----          -----
     Total.................. 178,157      12,780     169,984       9,228       104.8          138.5
Corporate and elimination... (10,145)     (2,914)    (10,901)     (3,677)        --              --
                             -------      ------     -------       -----       -----          -----
Consolidated total.......... 168,012       9,866     159,083       5,551       105.6          177.7
                             =======      ======     =======       =====       =====          =====



                                                                                (In millions of yen)
                                   Six months ended September 30
                            ----------------------------------------------
                                    2003                    2002                % to prior year
                            ----------------------  ----------------------   ------------------------
                            Operating    Operating  Operating    Operating   Operating      Operating
                             Revenue      Income     Revenue      Income      Revenue        Income
                            ---------    ---------  ---------    ---------   ---------      ---------
Home Electronics............  80,751     (10,136)     97,282      (3,368)       83.0%            --%
Car Electronics............. 142,491      14,115     145,428      16,622        98.0           84.9
Patent Licensing............   9,373       8,219       7,031       5,418       133.3          151.7
Others.....................  108,423       6,729      91,593      (1,414)      118.4             --
                             -------      ------     -------      ------       -----          -----
     Total.................  341,038      18,927     341,334      17,258        99.9          109.7
Corporate and elimination..  (19,948)     (1,336)    (21,823)     (4,083)         --             --
                             -------      ------     -------      ------       -----          -----
Consolidated total.........  321,090      17,591     319,511      13,175       100.5          133.5
                             =======      ======     =======      ======       =====          =====



(Geographic Segments)


                                                                                (In millions of yen)
                                   Six months ended September 30
                            ----------------------------------------------
                                    2003                    2002                % to prior year
                            ----------------------  ----------------------   ------------------------
                            Operating    Operating  Operating    Operating   Operating      Operating
                             Revenue      Income     Revenue      Income      Revenue        Income
                            ---------    ---------  ---------    ---------   ---------      ---------
Japan......................  264,008       5,984     268,027       7,281        98.5%          82.2%
North America..............   86,686       8,607      97,384       6,140        89.0          140.2
Europe.....................   62,499        (341)     58,935      (1,376)      106.0             --
Other......................  131,635       4,393     124,180       2,568       106.0          171.1
                            --------      ------    --------      ------       -----          -----
     Total.................  544,828      18,643     548,526      14,613        99.3          127.6
Corporate and elimination.. (233,738)     (1,052)   (229,015)     (1,438)       --               --
                            --------      ------    --------      ------       -----          -----
Consolidated total.........  321,090      17,591     319,511      13,175       100.5          133.5
                            ========      ======    ========      ======       =====          =====

                                            Pioneer Corporation and Subsidiaries

Notes:

     1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

     2. The consolidated financial statements include the accounts of the parent company and 134 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

     3. Effective from the fiscal 2003 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in "Others, net" in "Other income (expenses)," into "Selling, general and administrative expenses." Previously reported amounts have been reclassified accordingly.

     4. Effective from the fiscal 2003 year-end presentation, profit and loss on intercompany lease, which was previously included in "Others" segment, is included in the segment which each user of leased assets belongs to. Previously reported amounts have been reclassified accordingly.

     5. As a result of the sale of subsidiaries in audio/video software business in the second quarter of the fiscal 2004, the gain on such sale, as well as the business results of discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Reclassifications have been made to previously reported consolidated statements of income and consolidated statements of cash flows to conform to this presentation. Also in segment information, "Others" in Business Segments and "Japan" and "North America" in Geographic Segments have been reclassified accordingly.

          The financial result of discontinued operations for the second quarter and six months ended September 30, 2002 and 2003, and income (loss) from discontinued operations presented as a line in consolidated statements of income, is itemized as follows.



                                                              (In millions of yen)
                                             Second quarter       Six months
                                                 ended              ended
                                             September 30         September 30
                                           -----------------    -----------------
                                            2003       2002      2003       2002
                                           ------      -----    ------     ------
Operating revenue.........................  7,706      8,267    13,855     13,783
                                           ------      -----    ------     ------
Operating income..........................    393         51       232       (548)
                                           ------      -----    ------     ------
Income before income taxes................    386         49       219       (547)
Gain on sale of discontinued operations...  1,804         --     1,804         --
Income taxes (benefit).................... (2,556)        41    (2,617)        93
                                           ------      -----    ------     ------
Income (loss) from discontinued operations  4,746          8     4,640       (640)
                                           ======      =====    ======     ======

The assets and liabilities for sold subsidiaries, excluding intercompany balance, at September 30, 2002 and March 31, 2003 are summarized as follows.

                                                         (In millions of yen)
                                                  March 31   September 30
                                                    2003         2002
                                                  --------   ------------
Current assets..................................   14,793       13,663
Property, plant and equipment, less depreciation       76           90
Other assets....................................      289          261
                                                   ------       ------
      Total assets..............................   15,158       14,014
                                                   ------       ------
Current liabilities.............................    8,790        7,495
Long-term liabilities...........................       57          118
                                                   ------       ------
      Total liabilities.........................    8,847        7,613
                                                   ------       ------

                                        Pioneer Corporation--Parent Company Only

II.  FINANCIAL STATEMENTS OF PIONEER CORPORATION
     FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

(1)  SALES BY PRODUCT GROUP



                                                                                                          (In millions of yen)
                                               Six months ended September 30
                        -----------------------------------------------------------------------           Year ended
                                   2003                          2002                                    March 31, 2003
                        --------------------------    --------------------------         % to      --------------------------
                                           % to                          % to            prior                        % to
                           Amount          sales        Amount           sales            year       Amount           sales
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
    Domestic..........     20,805              9.6       22,679             10.2           91.7       59,955             13.3
    Export............     39,595             18.4       51,446             23.1           77.0       99,725             22.1
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
 Home Electronics.....     60,400             28.0       74,126             33.3           81.5      159,681             35.4
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
    Domestic..........     55,788             25.9       52,636             23.7          106.0      105,688             23.4
    Export............     55,195             25.5       61,748             27.8           89.4      114,030             25.3
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
 Car Electronics......    110,984             51.4      114,385             51.5           97.0      219,718             48.7
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
    Domestic..........      9,121              4.2       10,542              4.7           86.5       24,140              5.4
    Export............     35,297             16.4       23,228             10.5          152.0       47,410             10.5
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
 Others...............     44,418             20.6       33,770             15.2          131.5       71,550             15.9
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
    Domestic..........     85,715             39.7       85,858             38.6           99.8      189,783             42.1
    Export............    130,088             60.3      136,423             61.4           95.4      261,166             57.9
                        ---------        ---------    ---------        ---------      ---------    ---------        ---------
Total.................    215,803            100.0      222,282            100.0           97.1      450,950            100.0
                        =========        =========    =========        =========      =========    =========        =========

(2)  CONDENSED STATEMENTS OF OPERATIONS


                                                                                                         (In millions of yen)
                                                   Six months ended September 30
                                       --------------------------------------------------------            Year ended
                                                 2003                           2002                     March 31, 2003
                                       --------------------------    --------------------------    --------------------------
                                                          % to                          % to                         % to
                                         Amount           sales       Amount            sales        Amount           sales
                                       ---------        ---------    ---------        ---------    ---------        ---------
Net sales - Domestic.................     85,715             39.7       85,858             38.6      189,783             42.1
            Export...................    130,088             60.3      136,423             61.4      261,166             57.9
                                       ---------        ---------    ---------        ---------    ---------        ---------
                                         215,803            100.0      222,282            100.0      450,950            100.0
Cost of sales........................    168,143             77.9      179,906             80.9      358,427             79.5
Selling, general and
     administrative expenses.........     44,227             20.5       40,374             18.2       87,669             19.4
                                       ---------        ---------    ---------        ---------    ---------        ---------
Operating income.....................      3,432              1.6        2,001              0.9        4,853              1.1
Non-operating
     income (expenses), net..........        132              0.1         (632)            (0.3)       5,916              1.3
                                       ---------        ---------    ---------        ---------    ---------        ---------
Ordinary income......................      3,565              1.7        1,368              0.6       10,769              2.4
Other expenses, net..................     (6,050)            (2.8)        (316)            (0.1)       6,459              1.4
                                       ---------        ---------    ---------        ---------    ---------        ---------
Income (loss) before income taxes....     (2,485)            (1.2)       1,052              0.5        4,310              1.0
Income taxes.........................     (1,418)            (0.7)        (259)            (0.1)          66              0.0
                                       ---------        ---------    ---------        ---------    ---------        ---------
Net income (loss)...................      (1,066)            (0.5)       1,311              0.6        4,243              0.9
                                       =========        =========    =========        =========    =========        =========

                                        Pioneer Corporation--Parent Company Only

(3)  CONDENSED BALANCE SHEETS


                                                                    (In millions of yen)

                                                      September 30
                                                 ------------------------      March 31
                                                    2003            2002          2003
                                                 ---------      ---------      ---------
ASSETS

Current assets:
    Cash.......................................     29,100         24,329         19,756
    Notes and accounts receivable - trade......     37,899         39,714         42,991
    Marketable securities......................     18,782         42,350         28,784
    Inventories................................     29,874         25,629         24,300
    Other current assets.......................     30,992         42,439         30,876
                                                 ---------      ---------      ---------
       Total current assets....................    146,650        174,464        146,710

Fixed assets:
    Tangible...................................     39,443         31,282         35,368
    Intangible.................................     16,769          9,458         13,303
    Investments and others.....................    190,020        179,188        189,303
                                                 ---------      ---------      ---------
       Total fixed assets......................    246,233        219,929        237,975
                                                 ---------      ---------      ---------
Total assets...................................    392,883        394,394        384,685
                                                 =========      =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable - trade...................     45,533         43,016         35,552
    Accrued expenses...........................     38,348         32,389         37,539
    Other current liabilities..................     10,017         14,796         11,981
                                                 ---------      ---------      ---------
       Total current liabilities...............     93,898         90,202         85,074

Long-term liabilities..........................     28,996         28,443         29,058
                                                 ---------      ---------      ---------
Total liabilities..............................    122,895        118,645        114,133
Shareholders' equity...........................    269,988        275,748        270,552
                                                 ---------      ---------      ---------
Total liabilities and shareholders' equity.....    392,883        394,394        384,685
                                                 =========      =========      =========

Note: In preparing the financial statements, all amounts less than one million yen were disregarded.